

October 26, 2011

<u>Via E-mail</u>
Mr. Tinghe Yan
Chief Executive Officer
China YCT International Group, Inc.
c/o Shandong Spring Pharmaceutical Co., Ltd Economic Development Zone.
Gucheng Road Sishui County Shandong Province
PR China, 373200

Re: China YCT International Group, Inc.
      Form 10-K for the Fiscal Year Ended March 31, 2011
      Filed September 9, 2011
      File No. 000-53600

Dear Mr. Yan:

        We have reviewed your September 27, 2011 response to our September 19, 2011 letter and have the following comments.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

        After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Controls and Procedures</u>
<u>Management's Report on Internal Control Over Financial Reporting, page 31</u>

1. We acknowledge your response to comment two. Please explain to us how your disclosure controls and procedures can be effective at March 31, 2011 when your internal control over financial reporting is ineffective given the significant overlap in these areas and the pervasiveness of your US GAAP expertise material weakness at that date. If you are not able to support your conclusion that your disclosure controls and procedures were effective as of March 31, 2011 in view of this material weakness, we believe your filing should be amended to revise that conclusion.

2. In your response to comment two, you indicate that your engagement of a part-time consultant who has experience with US GAAP and English language skills is sufficient to remediate going forward the material weakness you identify at March 31, 2011. If you believe that this consultant will enable you to conclude in future filings that your disclosure controls and procedures and your internal control over financial reporting will

both be effective, we ask that you provide us with information in order to enhance our understanding of how you will prepare your financial statements and assess your internal control over financial reporting given that you conduct substantially all of your operations outside of the United States:

- Please tell us how you will evaluate and assess internal control over financial reporting. In this regard, please describe the process you will use to determine whether internal control over financial reporting effectively considers controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacts your evaluation of your internal control over financial reporting.
- Please tell us how you maintain your books and records and prepare your financial statements. In this regard, please explain whether you maintain your books and records in accordance with US GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with US GAAP. If you do not maintain your books and records in accordance with US GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to US GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.
- Please tell us who is involved in your financial reporting. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of US GAAP and SEC rules and regulations. Without identifying people by name, for each person, please tell us:
  - what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
  - what relevant education and ongoing training he or she has had relating to US GAAP;
  - the nature of his or her contractual or other relationship to you;
  - whether he or she holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant; and
  - about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US GAAP and evaluating effectiveness of internal control over financial reporting.

  If you retain an accounting firm or an organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
  - the name and address of the accounting firm or organization;
  - the qualifications of their employees who perform the services for your company;
  - how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
  - how many hours they spent last year performing these services for you; and
  - the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection

with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Considering you hired a part-time consultant to assist in the preparation of your financial statements and the evaluation of your internal control over financial reporting, without providing us with his or her name, please tell us:

o   why you believe he or she is qualified to prepare your financial statements or evaluate your internal control over financial reporting;

o   how many hours he or she spent since being engaged performing these services for you;

o   how many hours he or she is expected to spend in preparing your upcoming Form 10-K financial statements and other disclosures and evaluating your internal control over financial reporting; and

o   the total amount of fees you paid to this individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end and an estimate of the amount you expect to pay for the completion of your upcoming Form 10-K.

Financial Statements
Note 8 – Intangible Assets, Net, page F-14

3.   We acknowledge your response to comment four. Please address the following additional comments related to your acquired U.S. patent No. 6,475,531 B1 and your accounting for its acquisition:

- Please provide us proposed revised disclosure for your Business section and MD&A that explains how you employ this patent in your business. Given that this is a U.S. patent and your operations are in China, please explain whether you are selling product based on this patent or whether you are using it in research and development activities. If you are selling product based on this patent, please clarify whether these sales are in the U.S. or in China. If sales are in China, please explain the relevance of a U.S. patent in China. If you are utilizing this patent in research and development activities, please explain what projects you are developing based on this patent.

- To the extent you are using this patent solely in research and development activities, please explain to us why capitalization as an asset is appropriate and reference for us the authoritative literature you rely upon to support your accounting. In your response, please clarify how you have alternative future uses (in research and development projects or otherwise) for this patent as required by ASC 730-10-25-2c.

- In your response to comment four you reference the guidance in ASC 805-30-25-5 to support your recognition of a liability for contingent consideration in the acquisition of this patent. Please address the following comments:

   o   This guidance is only applicable if the patent acquisition qualifies as a business as stipulated in ASC 805-10-55-4 through 55-9. Please demonstrate to us how the acquisition of this patent qualifies as a business combination.

   o   Assuming you can substantiate business combination accounting, please explain to us how the amount you recorded for the contingent obligation represents the acquisition-date fair value as required by ASC 805-30-25-5 when you do not appear to apply any probability that the contingencies will not be met. In addition, please explain to us why you do not appear to remeasure the contingent obligation at each balance sheet date as required by ASC 805-30-35-1.

    o Assuming that this patent does not meet the definition of a business, please explain to us why you have not recorded the contingent consideration under ASC Topic 815 as a derivative or under ASC Topic 450 as a contingent obligation as stipulated in the guidance in ASC 805-50-25-1 and 30-1 to record the acquisition of an asset at cost.

4. We acknowledge the representation made on your behalf by McLaughlin & Stern, LLP on page five of their letter dated September 27, 2011. As previously requested, please provide a statement directly from the company. Please have a duly authorized officer of the company provide this statement separately on EDGAR acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

                        Sincerely,

                        /s/ Jim B. Rosenberg

                        Jim B. Rosenberg
                        Senior Assistant Chief Accountant